

PITCH VIDEO   **INVESTOR PANEL**

INVEST IN **RAMSHACKLE**

What are those crazy local car salesmen doing when the cameras are off?

LEAD INVESTOR

Nick Roney   Nick Roney

Being the lead investor on Ramshackle is not just an investment in the project itself, but the entire Last Straw Films team. The amount of risk involved with film investing should be matched by the filmmakers ideas, experience, and work ethic. The gentleman at Last Straw Films are no exception and the work they've done over the years up until now makes me more than confident I'm in good hands for something special to be made. I've read Ramshackle's script a few times and it's soaked with the filmmakers personalities, blood, sweat, and tears. Their level of passion, commitment, and love for this story is more than obvious and I know that is going to translate superbly into the final product. Many films seem to forget that movies are about entertainment. I admire that the Last Straw Films team makes that their first goal and priority before anything else and shows how much they care about their audience and investors. I firmly believe in the creative minds behind Ramshackle and I am beyond excited to see this original and hilarious thrill ride come to life. It will be an honor to have my name attached to something so special and fun.

Invested $1,001 this round & $100 previously

about their audience and investors. I firmly believe in the creative minds behind Ramshackle and I am beyond excited to see this original and hilarious thrill ride come to life. It will be an honor to have my name attached to something so special and fun.

Invested $1,001 this round & $100 previously

laststrawfilms.com   Bridgewater Township NJ

Entertainment   Film   Art   Social Impact   Automotive

Highlights

(1) Help us tell an original story of a world rarely explored on film, set within a used car dealership.

(2) There are only 9 films ever made with a focus on car dealerships and the people that work at them.

(3) Spread awareness about wrongful imprisonment and its impact on society.

(4) Multiple award-winning team comprised of unique voices with over 30 years of collective experience.

(5) Part of a popular and proven successful genre of crime comedy.

(6) Accepted for fiscal sponsorship through The Gotham (formally IFP).
(5) Part of a popular and proven successful genre of crime comedy.

(6) Accepted for fiscal sponsorship through The Gotham (formally IFP).



7 Just look at that badass poster. You're telling me you wouldn't rent that at Blockbuster Video?

Our Team



Mike Jacobson Writer/Director

For the past 15 years, Mike has been polishing his megaphone voice as a marketable storyteller. While working on productions such as "Chuck" starring Liev Schreiber, and NBC Sports' "Fish Mavericks", Mike has honed his versatility into a weapon.

This film explores themes of wrongful imprisonment and addiction, all while exposing a world that holds great mystery to us: the used car dealership and the people that work at them. Our unique voice and vision will captivate viewers with a relatable story of second chances and utter betrayal that will tickle everyone's dark fantasies of revenge.



Merritt Reid Producer/Talent

Merritt has worked as an actor for 15 years in indie film and TV such as "All My Children." He began filmmaking after winning the LA Comedy Festival for his TV Pilot. His recent project, "Bodhi", is a feature documentary, shot in India and the US.



Brian Ogden Writer/Producer

Brian has written, directed, and produced award-winning short films that have premiered at The Golden Door Film Festival, among many others. He has also worked with companies such as Reading International on nation-wide commercial advertisements.



Zack Paris Director of Photography



Zack is an award-winning cinematographer and independent filmmaker who's lensed everything from Feature Films to TikTok videos. His work has captured more than 5 million views across TikTok, YouTube, and Instagram.

Here's The Gist:

Logline:

After being released from prison for vehicular manslaughter, an ex-con seeks revenge on the used car tycoon who sold him the faulty ride.





Let's Skip The Small Talk:

The members of Last Straw Films are fully aware you could easily put your money towards films about cute talking farm animals or yuletide Christmas romps for a safer return on investment. But if you're investing in film to begin with, you're either a thrill-seeker looking for the next rush or you just appreciate the power of cinema. "Film investment" and "safe" go together about as well as mayonnaise and Belgian waffles. Otherwise, you'd be investing in more surefire industries like technology or Dogecoin. We believe that you want something more than just a return on your investment. You want to be a part of something special. This isn't some empty, cheap pitch trying to sell you a used car like our lead antagonist, Frank Scagnelli, does in Ramshackle. This is us sitting down talking together in your living room. Don't worry, we took our shoes off before we walked onto the carpet, which is beautiful by the way. Is that Alpaca?



The Story:

Snatch, In Bruges, Fargo, Buffalo 66, and Ramshackle. These are all dark crime films with even darker senses of humor. However, Ramshackle is not a world that only exists for criminals and gangsters. This film is filled to the brim with real people battling abnormally difficult situations that could befall anyone. It is difficult to imagine a more terrifying and dehumanizing experience than to be in prison for a crime you did NOT commit. How do you come back from losing four years of your life due to someone else's negligence? How do you clear your name, regain respect, and get a second chance at life? Ramshackle is a chaotic, brutal, shocking, charming, and hilarious journey of revenge and self-reflection for main character, Evan Kingsley. With its larger-than-life characters, quotable, razor-sharp dialogue, and unique setting in Upstate New York, Ramshackle is as fresh as they come and doesn't pull any punches in entertaining its audience.





Ramshackle Locations: Sussex County, New Jersey

Synopsis:

Deep in the heart of Upstate New York, Evan Kingsley is released from prison. After serving a 4-year sentence for vehicular manslaughter, all he wants is to restart his life and put his past behind him. The problem is: no one believes him when he says he was wrongfully convicted, and the accident that sent him to prison was the fault of used car tycoon and beloved town folk hero, Frank Scagnelli, who knowingly sold him a faulty car.

As he tries to piece his life back together, Evan is met with anger and resentment at every turn. His ex-wife Kim and her new dentist husband Barry won't allow him to see his young daughter Lily. Even worse, Evan is being haunted by Frank Scagnelli through his over-the-top car commercials that seem as if they play on a loop wherever he goes.

When Evan is embarrassed by Frank in front of the entire town and is told he will never be allowed to see his daughter Lily again, Evan's rage boils over. He is no longer interested in laying low and piecing his life back together. He's going to kill Frank Scagnelli. When Evan's attempt at Frank's life fails, a cat-and-mouse game begins that can only end in violence and bloodshed. Evan must learn to deal with the trauma of his past, while protecting the people he cares about most.





Ramshackle Mood Board

The Time Is Now:

If the pandemic has proved anything to us, the world relies on media and entertainment to survive. Watching your shows and movies became so much more than just passing the time. It became everyone's only escape from reality. This spotlight has made society realize the importance of fresh ideas. The growth of streaming platforms and the proven success of theatrical/VOD releases is a game changer. Now, more than ever, is the time to be involved with independent film.






RAHWAY INTERNATIONAL FILM FESTIVAL
READING CINEMAS
ARRIVAL
3D FANTASTIC
FANTASTIC BEASTS
FANTASTIC BEASTS
HELPING HANDS
ALMOST CHRISTMAS
HACKSAW RIDGE
BILLY LYNNS WALK
DOCTOR STRANGE
ACCOUNTANT/TROLL

Distribution Strategy:

The motion picture industry is highly competitive with a significant portion of a film's success relating to the skills of its marketing strategy. Last Straw Films LLC intends to capitalize on various theatrical and VOD distribution channels, including submitting the film to the most prestigious and successful annual film festivals. We will use our best efforts to negotiate with a distributor and/or aggregator once principal photography is complete. This strategy will maximize our bargaining power and increase the potential profit the film may earn.


WINNER
AWARD OF MERIT
SPECIAL MENTION
BEST SHORTS COMPETITION
Official Selection
New Jersey International Film Festival
2017
PORTLAND COMEDY FILM FESTIVAL
OFFICIAL SELECTION
OFFICIAL SELECTION
GARDEN STATE FILM FESTIVAL
2017
Official Selection
33rd Boston Film Festival
2017
Official Selection
LOS ANGELES
CineFest
9
GOLDEN DOOR INTERNATIONAL FILM FESTIVAL
OFFICIAL SELECTION
2019
AUSTIN REVOLUTION FILM FESTIVAL
OFFICIAL SELECTION
2019

A collection of festivals our films have screened at

Investment Opportunity:

Last Straw Films is seeking $150,000 through a combination of grants and monies from venture capitalists and private investors to fund Ramshackle. We are confident we will create a motion picture the audience will enjoy, thereby reaping the financial rewards of doing the same. However, we cannot guarantee the film will be profitable, or even earn back its budget. Regardless, we will stand behind its commitment to secure and execute the most profitable

distribution deals and methods possible.





EVERYTHING A TIRE CAN DO...
Scagnelli Auto DOES BETTER!
9%
17%
7%
13%
19%
21%
14%
Crew
Cast/Talent
Locations
Camera/Lighting Gear
Set Design/Wardrobe/Props
Craft Service Food
Post Production

CASH-BACK EXTRAVAGANZA!

Minimum Production Budget: $150,000

Return On Investment: 100% plus 20% interest after cost of production and distribution fees, 50/50 split of producer's net profits.

Comparable Films: Crime Comedy

Films with our same genre

Film	Year	Budget ($M)	Domestic Box Office ($M)
Snatch	2000	$10	$83.6
Fargo	1996	$7	$60.6
Buffalo 66	1998	$1.5	$2.4
In Bruges	2008	$15	$34.1





COLIN FARRELL BRENDAN GLEESON RALPH FIENNES
IN BRUGES
SHOOT FIRST. SIGHTSEE LATER.

snatch
coming soon

Films with our same genre and budget

Film	Year	Budget ($M)	Domestic Box Office ($M)
Lock, Stock and Two Smoking Barrels	1998	$1.35	$9.2
Blood Simple	1984	$1.5	$7.0

FRANCES McDORMAND
FARGO
a thriller by joel & ethan coen

Vincent Gallo
Christina Ricci
Buffalo 66

					
Blue Ruin	2013	$.42	$4.6		
El Mariachi	1992	$.07	$26.8		